                                  EXHIBIT 99

PROXY STATEMENT


1994 FINANCIAL REVIEW

Including MD&A, Consolidated
Financial Statements and
Notes to Financial Statements


FRONTIER CORPORATION


Frontier Center
180 South Clinton Avenue
Rochester, New York 14646-0700

[LOGO OF FRONTIER CORPORATION GOES HERE]

NOTICE OF ANNUAL MEETING OF SHAREOWNERS
TO BE HELD ON APRIL 26, 1995

DEAR SHAREOWNERS:
The first Annual Meeting of Shareowners of Frontier Corporation (the "Company") will be held at the National Press Club, 14th and F Streets, N.W., Washington, D.C. 20045, at 10:00 a.m. on April 26, 1995, for the following purposes:

 . To elect nine Directors;
 . To consider and act upon a proposal to elect Price Waterhouse
  LLP as the Company's independent auditors for the fiscal year ending December 31, 1995;
 . To consider and act upon two proposals regarding employee and director compensation plans; and

 . To transact such other business, if any, as may properly come before the meeting or any adjournments thereof.

The Board of Directors, on December 19, 1994, amended Article
II, Section 2, of the By-Laws to reduce the number of Directors constituting the entire Board from twelve to nine, effective
January 1, 1995.

The Board of Directors has fixed the close of business on March 7, 1995, as the record date for the determination of shareowners entitled to notice of and to vote at the meeting.

YOUR VOTE IS VERY IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE, WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING. YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON IF YOU DECIDE TO ATTEND THE MEETING.

IF YOU ARE PLANNING TO ATTEND THE ANNUAL MEETING, PLEASE
CHECK THE BOX ON THE BACK OF THE PROXY CARD.

By Action of the Board of Directors,

/s/ Josephine S. Trubek

Josephine S. Trubek
Corporate Secretary
Rochester, New York
March 13, 1995


PROXY STATEMENT
Proxy Solicitation                                      1
Voting at the Annual Meeting                            1
Proposal 1--Election of Directors                       1
Information about the Board of Directors                1
Nominees for Director                                   2
Stock Ownership of Management, Directors and
 Certain Beneficial Owners                              4
Report of Committee on Directors                        5
Report of Committee on Management                       5
Performance Graph                                       7
Compensation of Company Management                      8
Summary Compensation Table                              8
Option/SAR Grants in Last Fiscal Year                   9
Individual Grants in 1994 Table                         9
Aggregated Option/SAR Exercises in Last Fiscal Year
 and Fiscal Year-End Option/SAR Values Table            9
Pension Plan Table                                     10
Compensation Committee Interlocks and Insider
 Participation in Compensation Decisions               11
Interest of Certain Persons in Matters to be
 Acted Upon                                            12
Indemnification of Certain Persons                     12
Proposal 2--Election of Independent Auditors           12
Proposal 3--Management Stock Incentive Plan            13
Proposal 4--Directors Stock Incentive Plan             14
New Plan Benefits Table                                16
Other Matters                                          16
Future Proposals of Shareowners                        16

FINANCIAL REVIEW
Management's Discussion of Results of Operations
 and Analysis of Financial Condition                   18
Report of Independent Accountants                      28
Report of Management                                   28
Report of Audit Committee Chair                        28
Business Segment Information                           29
Consolidated Statement of Income                       30
Consolidated Balance Sheet                             31
Consolidated Statement of Cash Flows                   32
Consolidated Statement of Shareowners' Equity          33
Notes to Consolidated Financial Statements             34
Condensed Six-Year Financial Statements                47
Financial and Operating Statistics                     48

PROXY STATEMENT
1995 ANNUAL MEETING OF COMMON SHAREOWNERS
OF FRONTIER CORPORATION

________________________________________________________________________________
PROXY SOLICITATION



  This Proxy Statement and the enclosed proxy card are being sent to you in connection with the solicitation of proxies by the board of directors (Board of Directors) of Frontier Corporation, a New York corporation, (the "Company"), for use at the annual meeting of holders of the Company's $1.00 par value common stock. This meeting (the "Annual Meeting") will be held on April 26, 1995, at 10:00 a.m., local time at the National Press Club, 14th and F Streets, N.W., Washington D.C., 20045 or any later time, if adjourned, for the purposes set forth in the Notice of Annual Meeting of Common Shareowners also provided to you.

  The cost of the solicitation of proxies will be borne by the Company. In addition to the solicitation of proxies by mail, certain of the officers and employees of the Company, without extra remuneration, may solicit proxies personally or by telephone, facsimile, telegraph or cable. The Company will also request brokerage houses, nominees, custodians and fiduciaries to forward soliciting materials to the beneficial owners of stock held of record and will reimburse such persons for forwarding such materials. In addition, the Company has retained Georgeson & Co., Inc., New York, New York, to aid in the solicitation of proxies at a fee not to exceed $7,500, plus reimbursement for out-of-pocket expenses incurred by that firm on behalf of the Company.

  The principal executive offices of the Company are located at 180 South Clinton Avenue, Rochester, New York 14646, and its telephone number is (716) 777-1000.

VOTING AT THE ANNUAL MEETING

The close of business on March 7, 1995, has been fixed as the record date for the determination of the shareowners entitled to notice of, and to vote at, the Annual Meeting. On that date there were 72,723,675 shares of the Company's $1.00 par value common stock outstanding and entitled to vote at the meeting. Each shareowner is entitled to cast one vote for each share of common stock held as of the Record Date.

  Each proxy which is properly executed and returned in the enclosed return envelope will be voted at the Annual Meeting. Shares represented by proxies will be voted in accordance with the shareowner's directions as specified on the proxy card. If any proxy does not specify a choice, the shares will be voted for the election of the Directors nominated in the proxy; in favor of the election of Price Waterhouse LLP as independent auditors; and in favor of each of the proposals regarding employee and Director compensation plans. A shareowner granting a proxy has the right to revoke it by a duly executed proxy bearing a later date, by attending the meeting and voting in person, or by otherwise notifying the Company prior to the meeting.

  The proxy card contains spaces for the shareowner to indicate if he or she wishes to abstain on one or more of the proposals or to withhold authority to vote for one or more nominees for Director. Directors are elected by a plurality of the votes cast. Votes withheld in connection with the election of one or more of the nominees for Director will not be counted as votes cast in connection with that nominee's election. The election of auditors requires the affirmative vote of a majority of the votes cast. In accordance with New York law, abstentions are not counted in determining the votes cast in connection with the selection of auditors. Approval of the proposals with respect to employee and Director compensation plans (Proposals 3 and 4) requires the affirmative vote of a majority of the outstanding shares entitled to vote on those proposals; abstentions on any of the Plan proposals have the same effect as a vote against that proposal.

  Under the rules of the New York Stock Exchange, brokerage firms holding shares for the benefit of their clients may vote in their discretion on behalf of their clients with respect to "discretionary items" if the clients have not furnished voting instructions within ten days of the shareowner meeting. The election of Directors and auditors are discretionary items with respect to which brokerage firms may vote. The proposals relating to the employee and Director compensation plans are also discretionary items and brokers who receive no instructions from their clients have the discretion to vote on these proposals. Any broker "non-votes" will not be considered as votes cast with respect to the employee and Director compensation plan proposals but will have the same effect as a no vote since the proposals require approval by a majority of the outstanding shares entitled to vote.

________________________________________________________________________________
PROPOSAL 1-ELECTION OF DIRECTORS
Information about the Board of Directors

BOARD OF DIRECTORS

The Board of Directors of the Company is currently composed of nine Directors. The Board of Directors nominates the nine persons named on page 3 for election to the Board of Directors. Eight of the nominees are currently Directors of the Company whose terms expire coincident with the Annual Meeting. Mr. Cesan is not currently a Director of the Company. If elected, all

THIS PROXY STATEMENT AND FORM OF PROXY ARE BEING FIRST SENT TO SHAREOWNERS ON MARCH 13, 1995.

nominees will serve until the Annual Meeting of Shareowners to be held in 1996 or until such time as their respective successors are elected.

  The Board of Directors held eight meetings during 1994. All of the Directors attended at least 75% of the total meetings of the Board and its committees which they were eligible to attend.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors conducts its business through meetings of the Board and through the activities of its committees. The standing committees of the Board are the Audit Committee, the Committee on Management, the Committee on Directors and the Executive Committee.

AUDIT COMMITTEE

The Audit Committee of the Board is composed at present of Douglas H. McCorkindale, Chair; John R. Block and Brenda E. Edgerton. This committee reviews the scope of audit activities and the financial reports of the Company, and reviews with management significant and material matters which may result in either potential liability to the Company or significant exposure to the Company. The Committee also makes reports and recommendations with respect to audit activities, findings, and reports of the independent public accountants and the internal audit staff of the Company. The Audit Committee held two meetings in 1994.

COMMITTEE ON MANAGEMENT

The present members of the Committee on Management are Daniel E. Gill, Chair; Patricia C. Barron and Douglas H. McCorkindale. This committee is responsible for determining the compensation, benefits and perquisites of all executive officers of the Company, with the exception of the Chief Executive Officer, and for recommending the compensation, benefits and perquisites of the Chief Executive Officer to the full Board. This committee also develops and administers executive compensation plans and reviews succession planning for the Company and other significant human resources issues. The Committee on Management held three meetings in 1994.

COMMITTEE ON DIRECTORS

The Committee on Directors was created in 1993. It focuses the Board's attention on corporate governance issues and serves as a nominating committee. The Committee on Directors assists the Company in addressing a rapidly changing industry through its efforts to attract and retain qualified Board members. It is presently composed of Patricia C. Barron, Chair; Jairo A. Estrada and Dr. Leo
J. Thomas. This committee is responsible for all matters relating to the selection, qualification, evaluation, and compensation of members of the Board of Directors and all nominees to the Board. The Committee on Directors held five meetings in 1994.

  The Committee on Directors will consider nominations by shareowners. Such shareowner submissions should include sufficient biographical information so that the committee can appropriately assess a nominee's qualifications. This information would include, at a minimum, the nominee's name and address, business and other experience, and a listing of any other Boards on which the nominee may be a member. All submissions should be sent by a letter addressed to the Corporate Secretary, Frontier Corporation, 180 South Clinton Avenue, Rochester, New York 14646-0700. Suggestions in connection with the 1996 Annual Meeting of Common Shareowners must be received by February 26, 1996, in order to receive consideration.

EXECUTIVE COMMITTEE

The present members of the Executive Committee are Jairo A. Estrada, Chair; Patricia C. Barron, Ronald L. Bittner, Daniel E. Gill, Alan C. Hasselwander, and Douglas H. McCorkindale. The Executive Committee possesses all of the powers of the Board of Directors except those which, by law or the Company's By-Laws, cannot be delegated to it. The Executive Committee met three times in 1994.

COMPENSATION OF DIRECTORS

The Company compensates its Directors through the payment of an annual retainer and meeting fees. The annual retainer is $18,000; effective April 26, 1995, this retainer will be increased to $25,000. However, if shareowners approve Proposal 4, Directors Stock Incentive Plan, the annual retainer will consist of $15,000 cash and 500 shares of Frontier Corporation common stock. Each Director also receives a $1,500 fee for each Board and/or committee meeting attended. Each committee chair receives an annual chairperson's retainer in the amount of $3,000; effective April 26, 1995, this amount will be increased to $4,000. Directors who are employees of the Company or its subsidiaries receive no Director fees. Directors may elect to defer payment of their fees to future years.
  Pursuant to the Company's Directors' Stock Option Plan, Directors annually receive an option to purchase 4,000 shares of the Company's common stock. These options expire ten years after issuance, and the exercise price is the value of the stock on the day the option was issued. Each outside Director received a grant of options for 4,000 shares at an exercise price of $22.6875 per share on April 27, 1994.
  The Company also provides its Directors with cellular telephone equipment and service and other nominal in-kind benefits.

________________________________________________________________________________
NOMINEES FOR DIRECTOR

The Board believes that all of the nominees will be available and willing to serve as Directors. If any nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of such substitute as the Board may recommend or the Board may fill the vacancy at a later date after selecting an appropriate nominee.

_______________________________________
2 Proxy Statement  Frontier Corporation

  The following sets forth information concerning the principal occupations and business experience of the nominees for election at the Annual Meeting of Common Shareowners to be held on April 26, 1995:
________________________________________________________________________________
[PHOTO OF PATRICIA C. BARRON GOES HERE]
Patricia C. Barron, 52, is President, Xerox Engineering Systems, Xerox Corporation, a manufacturer of office systems and equipment, and has held this position since February 1994. From March 1992 until February 1994 she was President, Office Documents Products Division, Xerox Corporation. From 1979 to March 1992 she was a Vice President of Xerox Corporation. She is a Director of Quaker Chemical Corporation and of Reynolds Metals Company. She has been a Director of the Company since 1990.
________________________________________________________________________________
[PHOTO OF RONALD L. BITTNER GOES HERE]
Ronald L. Bittner, 53, is Chairman, President and Chief Executive Officer of the Company and has held this position since April 1993. From February 1992 to April 1993 he was President and Chief Executive Officer of the Company. From May 1988 to February 1992 he was Executive Vice President and President-Telecommunications Group of the Company. He is also a Director of Rochester Telephone Corp. He has been a Director of the Company since 1989.
________________________________________________________________________________
[PHOTO OF RAUL E. CESAN GOES HERE]
Raul E. Cesan, 47, is Executive Vice President and President, Pharmaceuticals, Schering-Plough Corporation, a worldwide manufacturer and marketer of pharmaceutical and health care products and has held this position since September 1994. From September 1992 through September 1994, he was President, Schering- Plough Laboratories-U.S. Pharmaceutical Operations, Schering-Plough Corporation. From September 1988 to September 1992, he was President, Schering-Plough International. He will be a Director of the Company for the first time.
________________________________________________________________________________
[PHOTO OF BRENDA E. EDGERTON GOES HERE]
Brenda E. Edgerton, 45, is Vice President, Finance-U.S. Soup, Campbell Soup Company, a manufacturer of prepared convenience foods and has held this position since May 1994. From August 1989 through April 1994 she was Vice President and Treasurer, Campbell Soup Company. From April 1988 to August 1989 she served as Deputy Treasurer of Campbell Soup Company. She has been a Director of the Company since 1993.
________________________________________________________________________________
[PHOTO OF JAIRO A. ESTRADA GOES HERE]
Jairo A. Estrada, 47, is Chairman of the Board and Chief Executive Officer of Garden Way Incorporated, a company which manufactures outdoor power equipment. He is a Director of Garden Way Incorporated and of The Chase Manhattan Corporation. He has been a Director of the Company since 1989.
________________________________________________________________________________
[PHOTO OF DANIEL E. GILL GOES HERE]
Daniel E. Gill, 58, is Chairman and Chief Executive Officer of Bausch
& Lomb Incorporated, a worldwide manufacturer and marketer of health care and optical products. He is a Director of Bausch & Lomb and Reebok International, Ltd. He has been a Director of the Company since 1981.
________________________________________________________________________________
[PHOTO OF ALAN C. HASSELWANDER GOES HERE]
Alan C. Hasselwander, 61, is Past Chairman of the Board of Rochester Tel (now Frontier Corporation). From February 1992 to April 1992 he was Chairman of the Company. From July 1984 to February 1992 he was President and Chief Executive Officer of the Company. He has been a Director of the Company since 1984.
________________________________________________________________________________
[PHOTO OF DOUGLAS H. McCORKINDALE GOES HERE]
Douglas H. McCorkindale, 55, is Vice Chairman and Chief Financial and Administrative Officer of Gannett Co., Inc., a nationwide diversified communications company. He is a Director of Gannett Co., Inc., Continental Airlines, and seven mutual funds in the Prudential Mutual Fund complex of funds. He has been a Director of the Company since 1980.
________________________________________________________________________________
[PHOTO OF DR. LEO J. THOMAS GOES HERE]
Dr. Leo J. Thomas, 58, is Executive Vice President of Eastman Kodak Company, a manufacturer of photographic and chemical products, and has held this position since January 1995. From September 1994 to January 1995 he was Executive Vice President and President, Imaging; and from September 1991 to September 1994 he was Group Vice President and President, Imaging, Eastman Kodak Company. From November 1989 to September 1991 he was Group Vice President and General Manager, Health Group of Eastman Kodak Company. From September 1988 to September 1989 he was Chairman of Sterling Drug, Inc., a subsidiary of Eastman Kodak. He is a Director of Eastman Kodak Company and of John Wiley & Sons, Inc. He has been a Director of the Company since 1984.

MANAGEMENT RECOMMENDS A VOTE "FOR" THE ELECTION OF ALL OF THE ABOVE NOMINEES FOR DIRECTOR, DESIGNATED AS PROPOSAL 1 ON YOUR PROXY CARD. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED IN THE ABSENCE OF THE DIRECTION THEREON TO THE CONTRARY.


                                         _______________________________________
                                         Proxy Statement  Frontier Corporation 3

________________________________________________________________________________
STOCK OWNERSHIP OF MANAGEMENT,
DIRECTORS AND CERTAIN BENEFICIAL OWNERS

In 1993, the Committee on Directors established guidelines for the minimum amounts of the Company's common stock which Directors should own. These guidelines take into account a Director's tenure on the Board in determining the level of stock ownership. By the end of 1995, each outside Director with at least five years' service on the Board should own at least 4,000 shares of the Company's common stock. Executive officers of the Company are also encouraged to own shares of the Company. The recommended stock ownership level is based on each officer's position in the organization and is a multiple of salary. Mr. Bittner's stock ownership target, to be achieved by January 1, 1999, is the beneficial ownership of Company common stock equal in value to four times his salary. The stock ownership target for each of the Company's Corporate Vice Presidents is beneficial ownership of Company common stock equal in value to two times his or her respective salary. Each Corporate Vice President is encouraged to achieve his or her target by January 1, 1999.

  The following table sets forth the number of shares of the Company's common stock beneficially owned by each Director and nominee, by each of the named executive officers, and by Directors and officers of the Company as a group as of February 28, 1995. No Director, officer or nominee owns more than 1% of the Company's outstanding shares of common stock, nor do the group's aggregate holdings exceed 1% of the Company's issued and outstanding common stock.

MANAGEMENT AND DIRECTORS STOCK OWNERSHIP TABLE

- --------------------------------------------------------------------------------
                                                                           Total
                               Common                  Stock          Beneficial
Name                          Stock/(1)/            Options/(2)/       Ownership
- --------------------------------------------------------------------------------
Directors and Nominees:
Patricia C. Barron             1,497                3,996                  5,493
Ronald L. Bittner/3/          42,524               70,930                113,454
John R. Block                  1,856                3,996                  5,852
Raul E. Cesan                      0                    0                      0
Brenda E. Edgerton             2,351                2,964                  5,315
Jairo A. Estrada              12,333                3,996                 16,329
Daniel E. Gill                 2,888                3,996                  6,884
Alan C. Hasselwander/4/       35,220                1,332                 36,552
Douglas H. McCorkindale        4,000                3,996                  7,996
Dr. Leo J. Thomas             20,759                3,996                 24,755

NAMED EXECUTIVE OFFICERS:
Ronald L. Bittner/3/          42,524               70,930                113,454
Jeremiah T. Carr               7,374               18,932                 26,306
Dale M. Gregory               15,933               21,198                 37,131
Louis L. Massaro              10,829               16,932                 27,761
John K. Purcell                7,787               19,998                 27,785

Directors and Executive
 Officers as a Group         188,423              196,522                384,945

________________________________________________________________________________

(1) Includes all shares which each Director, nominee or officer directly, through any contract, arrangement, understanding, relationship or otherwise, has or shares the power to vote or to direct the voting of such shares or to dispose or to direct the disposition of such shares. However, these amounts do not include shares which each such person has the right to acquire pursuant to options or other rights. Amounts in this column determine whether a Director or executive officer has met his or her stock ownership target.

(2) Includes all shares which such persons have the right to acquire within the following 60 days pursuant to options or other rights. These amounts do not include shares which such persons have the right to acquire more than sixty days in the future.

(3) Includes 123 shares owned by the parents of Mr. Bittner's spouse. Mr. Bittner disclaims beneficial ownership of these shares.

(4) Includes 1,400 shares owned by Mr. Hasselwander's spouse. Mr. Hasselwander disclaims beneficial ownership of these shares.

Set forth below is the name, address and stock ownership of each person or group of persons known by the Company to own beneficially more than 5% of the outstanding shares of common stock.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

- -------------------------------------------------------------------
Name and Address                       Common Stock        Percent
of Beneficial Owner                                        of Class
- -------------------------------------------------------------------
FMR Corp.                              5,610,260/(1)/      7.7%
82 Devonshire Street
Boston, Massachusetts 02109
- -------------------------------------------------------------------

(1) FMR Corp. ("FMR") filed with the Securities and Exchange Commission a
Schedule 13G, dated February 13, 1995, stating that it beneficially owned in the aggregate 5,610,260 shares, or approximately 7.67% of the Company's common stock outstanding as of December 31, 1994. Of that amount, 4,356,820 shares were beneficially owned by FMR's wholly-owned subsidiary Fidelity Management & Research Company (acting as investment advisor) and 1,253,440 shares were beneficially owned by FMR's wholly-owned subisidary Fidelity Management Trust Company (acting as investment manager). All these shares are also deemed beneficially owned by Edward C. Johnson 3d, who is FMR's Chairman and who is also a member of a controlling group with respect to FMR Corp. In its
Schedule 13G filing, FMR also disclosed that with respect to the shares it beneficially owns, it has sole voting power with respect to 783,740 shares, sole investment power with respect to 5,610,260 shares, and no shared voting or shared investment power with respect to any shares.

  The Company's Directors, executive officers and shareowners holding in excess of 10% of the common stock are required to file reports with the Securities and Exchange Commission and the New York Stock Exchange, with copies to the Company, concerning ownership of and transactions in the Company's common stock. Based solely on those reports furnished to the Company and related information, the Company believes that all such filing requirements for 1994 were complied with in a timely fashion.

_______________________________________
4 Proxy Statement  Frontier Corporation

________________________________________________________________________________
REPORT OF COMMITTEE ON DIRECTORS

The Committee on Directors was created in 1993. It focuses the Board's attention on corporate governance issues and acts as a nominating committee. Since its formation, the Committee has undertaken several initiatives which are designed to increase the independence of the Board and to more closely align Directors interests with those of shareowners. These activities include:

1. Approval of formal Board Governance Guidelines dealing with size and composition of the Board, retirement, Committee structure, frequency of Board and Committee meetings, expected attendance, compensation, and fiduciary responsibility to shareowners. Each Committee, including the Executive Committee, operates under a written Committee Charter adopted by the Committee. The Board Governance Guidelines additionally provide that if a Director's primary job changes, the Director must submit his or her resignation from the Board. The Committee on Directors makes a recommendation to the full Board as to whether or not to accept that resignation. The Guidelines consider retirement a primary job change.

2. Approval of formal Directors' Stock Ownership Guidelines. Specific ownership targets are based upon Directors' Board tenure. The targets are:

 . Two years or less on the Board   At least 1,000 shares
 . More than two but less than
    five years                     At least 2,000 shares
 . Five or more years               At least 4,000 shares

Each Director is encouraged to achieve his or her target by December 31, 1995.

3. Confidential surveys to assess the effectiveness of the Board.

4. Establishment of formal Selection Criteria and Performance Factors for use in consideration of candidates for nomination or renomination to the Boards of Frontier Corporation and its subsidiary Rochester Telephone Corp. The Selection Criteria include an evaluation of the candidate's ability, relevant experiences, business acumen and demonstrated management ability, independence, and whether the individual would enhance the Board's diversity. The Performance Factors are used to assess the performance of incumbent members of the Board. These Factors include an understanding of the Company's business, the level of attendance and participation in Board activities, an understanding of the Company's strategic direction and the financial implications of decisions, the contribution of diverse perspectives on issues important to the Company's business, and knowledge about the Company's industry, technology and markets. Your Committee on Directors supports and encourages an independent Board of Directors which is accountable to the shareowners of Frontier Corporation. For that reason, a majority of the Board is composed of outside Directors and all Directors currently must stand for reelection annually. Of the nine incumbent Directors, only Mr. Bittner and Mr. Hasselwander now or have ever been employees of the Company. Furthermore, all members of the Audit Committee, the Committee on Management and the Committee on Directors are independent Directors, and Committee assignments and the position of Committee Chair rotate on a periodic basis. There are five regular meetings of the Board including a multi-day annual planning session. In addition, the outside Directors meet informally on a periodic basis.

Respectfully submitted,

Patricia C. Barron (Chair)
Jairo A. Estrada
Dr. Leo J. Thomas
February 13, 1995


________________________________________________________________________________
Report of Committee on Management

COMPENSATION PHILOSOPHY AND POLICY

The philosophy of the Company's compensation program is to offer performance-based compensation to its employees, while rewarding employees whose efforts enable the Company to achieve its vision. The executive compensation program is designed to measure and enhance executive performance.

  The Company's executive compensation program has four components:

 . Base Salary
 . Annual Bonus
 . Long-Term Incentive Plan
 . Stock Option Plan

  These components are designed to provide incentives and motivate key executives whose efforts and job performance will enhance the strategic well-being of the Company and maximize value to its shareowners. The program is also structured to attract and retain the highest caliber executives.

  The executive compensation program rewards performance consistent with the Company's consolidated performance and the contribution of the individual executive officers, including Mr. Bittner, toward that performance. It is also competitive with compensation programs offered by comparable employers in this industry.

  The Company retains William M. Mercer, Inc., to review its executive compensation program on an annual basis. Information from this consulting firm, as well as public information concerning salaries paid by companies in the telecommunications industry, is used to determine what a comparable telecommunications firm would consider an appropriate performance-based compensation package for its executives.

  The analysis includes information from a self-constructed group of forty-two publicly-traded companies in the telephone, long distance, cable television and cellular industries. This group includes all companies reported in the Standard and Poor's Telephone Index, together with thirty-three additional companies. On a comparative basis, the base salary of the Company's CEO and its other executives, on average, would be considered within the second quartile. The Company's policy is to benchmark compensation levels at the median of comparative companies and to reward results based on performance.


                                         _______________________________________
                                         Proxy Statement  Frontier Corporation 5

BASE SALARY

The salaries of the executive officers, including Mr. Bittner, were determined based on the executive's performance and an analysis of base salaries paid executive officers having similar responsibilities in other companies of similar size, both within and outside the telecommunications industry. This analysis included many of the companies in the self-constructed group of forty-two publicly-traded companies, together with additional companies from other industries with similar revenues and/or asset values. The level of Mr. Bittner's base salary was also based upon a subjective assessment of his individual performance and responsibilities as well as overall corporate performance as measured by actual earnings per share and cash flow versus pre-established targets; strategic goals and objectives for customer and employee satisfaction; and growth of the business. The other executive officers have similar measurements, but specific factors are more closely linked to individual responsibilities. No relative weights are attributed to any specific measurement factors.

ANNUAL BONUS

The Company's annual bonus plan is designed to provide performance-based compensation awards to executives for achievement during the past year. For executive officers, bonus awards are a function of individual performance and consolidated corporate results. Business unit performance is also a component of those involved in line operations below the executive officer level. The specified qualitative and quantitative criteria employed by the Committee in determining bonus awards vary individually and from year to year. These criteria, or targets, are established as a means of measuring executive performance. The corporate target for 1994 was an equally weighted earnings per share and cash flow target established by this Committee of the Board of Directors as an incentive to increase the Company's cash flow and thus improve long-term stock performance. Performance objectives and associated payouts were established at the beginning of the year and are identified as threshold, standard and premier objectives with standard performance yielding payouts at the median level competitively. No award will be paid unless threshold performance is achieved for both components. For 1994, earnings per share results were between the standard and premier levels while cash flow was between the threshold and standard levels. The overall performance was slightly above standard level for Mr. Bittner and at standard level for the other officers. All the Company's senior executives participate in the bonus plan with payout awards varying by salary grade. With respect to Mr. Bittner's participation, his annual bonus was based upon achievement of the corporate target, a mechanical application of the formula and an additional discretionary adjustment based on his individual performance. Specifically, this mechanical application of the plan was calculated by multiplying the corporate performance payout achieved, which for Mr. Bittner was 63.2%, times the higher of his actual salary or the market value of his position. For the 1994 awards, the Committee changed from using the higher of actual salary or the midpoint of the salary range to the higher of actual salary or the market value of the position. This was done to better associate the bonus award to competitive positions in the marketplace.

LONG-TERM INCENTIVE PLAN

The Company's long-term incentive plan, the Performance Unit Plan (PUP), is designed to motivate executives to improve shareowner value. The Plan focuses on the Company's stock performance over three-year cycles. Executives receive Plan payouts based equally on the Company's stock performance appreciation over the past three years as compared to a group of sixteen telecommunications firms and corporate performance against targets of various elements selected by this Committee at the beginning of the cycle. These elements, cash return on gross assets and stock performance measures, are intended to align executive compensation with the return received by Frontier's shareowners. Cycle payouts are a product of the Company's stock price at the end of the cycle, corporate performance against the selected targets, and the number of units granted to an executive for the cycle. Mr. Bittner's award was based upon performance achieved at 134.6% of the target levels. The awards made to the other executive officers were based upon performance achieved at 124.4% to 135.0% of the target levels. Beginning in 1994 PUP was discontinued. No new grants were issued in 1994, however, the remaining cycle, 1993-1995, will run to its conclusion.

STOCK OPTION PLAN

Stock option plans are an important component of executive compensation programs because they are a compensation vehicle which ties long-term compensation directly to furthering the interests of shareowners and to improving corporate performance. The Company's Executive Stock Option Plan is designed to align executive compensation with the long-term performance of the Company's stock. Options issued in 1994 do not expire until 2004, and the exercise price is the value of the option on the day the option was issued. Prior to the beginning of each year, option grant ranges are established by salary grade with the assistance of the William M. Mercer, Inc. consulting firm. This Committee makes a subjective determination of the specific stock option grant to be awarded to each executive officer.

The factors considered by the Committee in making this determination are:

(a)  The executive officer's past performance of previously set objectives and

(b) His or her expected future contribution to the long-term strategic goals and objectives of the Company.

_______________________________________
6 Proxy Statement  Frontier Corporation

No relative weights are attributed to either of these factors. All executive officers of the Company received options in 1994 based on their position in the Company, their contribution to the achievement of the Company's long-term objectives as assessed by Committee members based on their experience with the executive officers, and upon the recommendation of the chief executive officer. Upon this Committee's recommendation, the full Board awarded Mr. Bittner options based upon these factors as well.

OTHER ACTIONS

The Committee approved changes to the Restated Executive Stock Option Plan for presentation to shareowners for approval. See Management Stock Incentive Plan, page 13. The proposed changes are as follows:

1. Expansion of the plan to other key employees-- a group of approximately 150 managers across the Company. With this change approximately 215 of a total of about 4,400 employees will be eligible for stock compensation.

2. Introduction of restricted stock as an additional component of compensation. It is expected that restricted stock will be used selectively to reward key employees within the executive group. Vesting may occur based on continued employment or in conjunction with pre-established performance parameters, including, but not limited to, one or more of the following: total shareowner return, earnings per share growth, cash flow growth and return on equity.

  The Committee believes that stock-based programs are the best long-term incentives, are excellent motivators and better align the efforts of management with the objectives of the shareowners. The Committee has established stock ownership guidelines for the Company's executives. These guidelines are a multiple of salary. Mr. Bittner's target, to be achieved by January 1, 1999, is the beneficial ownership of Company common stock equal in value to four times his annual salary.

  Section 162(m) of the Internal Revenue Code limits the tax deduction to $1 million for compensation paid to the five highest paid executive officers unless certain requirements are met. The proposed changes to the Management Stock Incentive Plan, specifically as they relate to performance-based restricted stock, are designed to comply with Section 162(m) requirements. The Committee favors pay-for-performance and intends to continue to review executive compensation plans in consideration of the regulations.

 No member of this Committee is a former or current officer or employee of the Company or any of its subsidiaries.

Respectfully submitted,

Daniel E. Gill (Chair)
Patricia C. Barron
Douglas H. McCorkindale
February 13, 1995

________________________________________________________________________________
PERFORMANCE GRAPH

The following graph charts the Company's cumulative total shareowner return performance against the Standard and Poor's Telephone Index as well as against the Standard and Poor's 500 Index. A variety of factors may be used in order to assess a corporation's performance. This Performance Graph, which reflects the Company's total return against the selected peer group, reflects one such method. The performance of the Standard and Poor's Telephone Index is weighted by the stock market capitalization of the companies within that peer group.

                         [GRAPH APPEARS HERE]

              COMPARISON OF FIVE YEAR CUMULATIVE RETURN
         AMONG FRONTIER CORP. S&P TELEPHONE INDEX AND S&P 500 INDEX
               -------------  -------------           -------
                                FRONTIER CORP.   S&P TELEPHONE     S&P 500
Measurement period              -------------    -------------     --------
(Fiscal Year Covered)                            Index             Index
- ---------------------           -------------    -------------     --------
Measurement PT -
          0                       100              100               100
                                $ -----          $ -----           $ -----

    12 31 90                       75               95                97
FYE --/--/--                    $ -----          $ -----           $ -----
    12 31 90                       87              102               126
FYE --/--/--                    $ -----          $ -----           $ -----
    12 31 92                      102              112               136
FYE --/--/--                    $ -----          $ -----           $ -----
    12 31 93                      134              129               149
FYE --/--/--                    $ -----          $ -----           $ -----
    12 31 94                      130              120               151
FYE --/--/--                    $ -----          $ -----           $ -----

                                         _______________________________________
                                         Proxy Statement  Frontier Corporation 7

________________________________________________________________________________
COMPENSATION OF COMPANY
MANAGEMENT

The tables and other information set forth below are included to enable our shareowners to better understand the compensation of the Company's executives. These tables reflect the various forms of compensation paid the executive officers of Frontier Corporation. Specifically, these include salary, bonus, stock options and a long-term incentive plan. The Company does not provide its executives with stock appreciation rights. Mr. Purcell was the only executive officer who exercised any stock options during 1994.

 The Report of the Committee on Management of the Board of Directors appears on page 5 of this Proxy Statement. This Report discusses the factors taken into consideration to set Mr. Bittner's compensation and the compensation of the other executive officers. A Performance Graph showing the performance of the Company's stock as compared to both the Standard and Poor's 500 Index and the Standard and Poor's Telephone Index appears on page 7 of this Proxy Statement.

SUMMARY COMPENSATION TABLE

The following table provides a summary of compensation paid to the CEO and the other four most highly compensated executive officers of the Company for services rendered to the Company and its subsidiaries over the past three fiscal years. The indicated titles are those currently held by each named executive officer.

- -------------------------------------------------------------------------------------------------
                                                                                Long Term
                            Annual Compensation                                Compensation
- -------------------------------------------------------------------------------------------------
                                                                           Awards        Payouts
                                                                        -------------------------
                                                               Other   Securities
                                                              Annual   Underlying                   All Other
Name and                                                     Compen-     Options/        LTIP         Compen-
Principal                            Salary      Bonus        sation         SARs     Payouts          sation
Position                     Year       ($)        ($)       ($) (3)          (#)     ($) (4)         ($) (5)
- -------------------------------------------------------------------------------------------------------------

R. L. Bittner/1/             1994  $408,333   $349,471       $    0        88,800    $204,164         $41,369
Chairman,                    1993  $360,000   $407,500       $    0        46,000    $230,121         $26,856
President and CEO            1992  $292,750   $160,000       $    0        16,000    $  8,946         $14,901

J. T. Carr                   1994  $200,275   $132,500       $8,330        22,000    $ 67,856         $10,508
President and CEO,           1993  $176,350   $ 87,750       $    0        12,000    $ 80,702         $ 8,934
Rochester Telephone Corp.    1992  $156,900   $ 60,600       $    0         5,400    $  3,216         $34,029
and President, Frontier
Telephone Group

D. M. Gregory/2/             1994  $219,542   $131,600       $3,799        26,400    $ 65,556         $17,306
President, Frontier          1993  $186,567   $131,625       $    0        13,200    $ 69,753         $29,963
Communications Group         1992  $178,413   $ 67,200       $    0         5,400    $      0         $43,701

L. L. Massaro                1994  $189,442   $111,700       $    0        22,000    $ 70,385         $16,600
Corporate Vice               1993  $174,800   $131,625       $    0         9,000    $ 95,662         $11,721
President--Finance           1992  $165,100   $ 58,600       $    0         5,400    $  5,126         $19,247

J. K. Purcell                1994  $181,350   $ 98,000       $    0        26,400    $ 70,223         $17,369
Corporate Vice               1993  $175,600   $131,625       $    0        12,600    $ 98,589         $12,033
President                    1992  $168,800   $ 63,100       $    0         5,400    $  5,135         $11,237
- -------------------------------------------------------------------------------------------------

(1) Mr. Bittner was named President and Chief Executive Officer effective February 16, 1992. The compensation indicated for 1992 includes
1992 compensation relating to his prior position as Executive Vice President of the Company.

(2) Mr. Gregory became an employee and a Vice President of the Company effective February 16, 1992. From July 1, 1991, until February 16, 1992, he rendered consulting services as President of the Company's subsidiary RCI Network Services, Inc. (RCINS) but during that period he was not an employee of the company. (In October, 1994, the name of this company was changed to Frontier Communications International Inc.) This table reflects payments made by the Company and/or RCINS in 1992 to Dale M. Gregory Management Consultants, Inc., for these consulting services. The amount of these payments was $29,687.

(3) The amounts reported in this column for 1994 include $3,799 paid to Mr. Gregory and $8,330 paid to Mr. Carr to offset income tax liabilities incurred by each of them because each received additional income in recognition of certain expenditures each made on behalf of the Company.

(4) As described in more detail in the Report of Committee on Management at page 5 of this Proxy Statement, 1994 Performance Unit Plan awards are based upon performance achieved at 124.4% to 135.0% of the target levels.

(5) "All Other Compensation" includes imputed income from term life insurance coverage and the Company's contributions to both the tax-qualified 401(k) and nonqualified defined contribution plans. For 1994, imputed income from term life insurance coverage was $4,656 for Mr. Bittner, $3,758 for Mr. Carr, $1,503 for Mr. Gregory, $2,152 for Mr. Massaro and $3,285 for Mr. Purcell. The Company's 1994 contributions on behalf of the named executive officers to the tax-qualified 401(k) and nonqualified defined contribution plans, respectively, were as follows: $5,805 and $30,908 for Mr. Bittner; $6,750 and $0 for Mr. Carr; $6,255 and $9,548 for Mr. Gregory; $6,274 and $8,174 for Mr. Massaro; and $6,262
and $7,822 for Mr. Purcell. For Mr. Gregory, "All Other Compensation" includes a special payment in 1994 in the amount of $4,860. For Mr. Carr, "All Other Compensation" includes a special payment in 1994 in the amount of $9,450. Each of these special payments was a one time reimbursement of expenses incurred by the named executive officer.

______________________________________
8 Proxy Statement Frontier Corporation

  The following companion tables to the Summary Compensation Table list the stock options granted during the 1994 fiscal year to the named executive officers, their stock option exercises in 1994 and the aggregate options they held at the end of 1994, and the estimated retirement benefits which would be paid to them at age 65.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

The following Individual Grants table includes two columns designated as "Potential Realized Value." The calculations in those columns are based on hypothetical growth assumptions, proposed by the Securities and Exchange Commission, of 5% and 10% for stock price appreciation for the option term. There is no way to anticipate what the actual growth rate of the Company's stock price will be.

  INDIVIDUAL GRANTS IN 1994
- -----------------------------------------------------------------------------------------------------------------
                                Number of                                                Potential Realized Value
                               Securities      % of Total                                 at Assumed Annual Rates
                               Underlying    Options/SARs                             of Stock Price Appreciation
                             Options/SARs      Granted to  Exercise or                            for Option Term
                             Granted/(1)/    Employees in   Base Price   Expiration   ---------------------------
Name                                  (#)     Fiscal Year    ($/Share)         Date          5% ($)       10% ($)
- -----------------------------------------------------------------------------------------------------------------

R. L. Bittner                      71,000          32.07%      $21.188      3/21/04       $ 946,054    $2,397,487
                                   17,800          32.84%      $22.688      4/27/04       $ 253,971    $  643,613

J. T. Carr                         17,600           7.95%      $21.188      3/21/04       $ 234,515    $  594,307
                                    4,400           8.12%      $22.688      4/27/04       $  62,779    $  159,095

D. M. Gregory                      21,200           9.58%      $21.188      3/21/04       $ 282,484    $  715,869
                                    5,200           9.59%      $22.688      4/27/04       $  74,194    $  188,022

L. L. Massaro                      17,600           7.95%      $21.188      3/21/04       $ 234,515    $  594,307
                                    4,400           8.12%      $22.688      4/27/04       $  62,779    $  159,095

J. K. Purcell                      21,200           9.58%      $21.188      3/21/04       $ 282,484    $  715,869
                                    5,200           9.59%      $22.688      4/27/04       $  74,194    $  188,022
- -----------------------------------------------------------------------------------------------------------------


(1) The option grants have the following material terms: exercise price is the market price (based on the closing price of the Company's common stock on the New York Stock Exchange) on the date of the option grant; 1/3 of the options granted may be exercised commencing one year following the grant date, a second 1/3 may be exercised commencing two years following the grant date, and the remaining 1/3 may be exercised commencing three years following the grant date. The option grant dates were 3/21/94 and 4/27/94. Options may not be transferred other than by will or the laws of descent and distribution. An option may be exercised upon written notice to the Company accompanied by payment in full for the shares being acquired. In the event of a "change in control" as defined by the Executive Stock Option Plan, all options become immediately vested and exercisable.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES
- -------------------------------------------------------------------------------------------------------------------
                                                        Number of Securities              Value of Unexercised In-
                        Shares                        Underlying Unexercised                the-Money Options/SARs
                      Acquired       Value            Options/SARs at FY End                          at FY End(2)
                                                ----------------------------          ----------------------------
                   On Exercise    Realized      Exercisable    Unexercisable        Exercisable      Unexercisable
- ------------------------------------------------------------------------------------------------------------------
Name                       (#)      (#)(1)              (#)              (#)                ($)                ($)
- ------------------------------------------------------------------------------------------------------------------

R. L. Bittner                0         N/A           25,998          124,802            $89,618            $92,257
J. T. Carr                   0         N/A            7,600           31,800            $27,600            $26,175
D. M. Gregory                0         N/A            8,000           37,000            $28,425            $27,825
L. L. Massaro                0         N/A            6,600           29,800            $25,538            $22,050
J. K. Purcell              800      $5,200            7,000           36,600            $23,713            $27,000
- -------------------------------------------------------------------------------------------------------------------


(1) Aggregate market value of the shares acquired or covered by the option less the aggregate exercise price.

(2) Options are valued at the market value of Frontier Corporation (formerly Rochester Telephone Corporation) common stock at December 31,
1994, (closing price of $21.125) less the per share option exercise price, multiplied by the number of exercisable/unexercisable options.

                                          ______________________________________
                                          Proxy Statement Frontier Corporation 9

PENSION PLANS

The following table shows the estimated annual benefits payable upon retirement at age 65 to individuals in specified remuneration and years of service classifications. The amounts set forth in this table do not reflect early retirement incentives which the Company had previously offered certain of its management employees. Furthermore, the amounts set forth are neither subject to any deduction for Social Security benefits or any other offsets nor adjusted to reflect maximum allowable benefits under the Internal Revenue Code.

  All of the Company's officers, including those listed in the Summary Compensation Table, are participants in the Company's Management Pension Plan as supplemented by a Supplemental Management Pension Plan (SMPP). The annual aggregate pension benefit for an officer under these Plans is based upon several factors and is largely determined by the number of years of employment multiplied by a percentage of the officer's three consecutive years of highest average annual compensation preceding retirement.


PENSION PLAN TABLE
- --------------------------------------------------------------------------------
                                    Years of Service
- --------------------------------------------------------------------------------
Remuneration            (15)         (20)        (25)        (30)           (35)
- --------------------------------------------------------------------------------

$   150,000           33,273       44,364      55,455      66,546         77,637
    175,000           39,048       52,064      65,080      78,096         91,112
    200,000           44,823       59,764      74,705      89,646        104,587
    225,000           50,598       67,464      84,330     101,196        118,062
    250,000           56,373       75,164      93,955     112,746        131,537
    300,000           67,923       90,564     113,205     135,846        158,487
    350,000           79,473      105,964     132,455     158,946        185,437
    400,000           91,023      121,364     151,705     182,046        212,387
    450,000          102,573      136,764     170,955     205,146        239,337
    500,000          114,123      152,164     190,205     228,246        266,287
    550,000          125,673      167,564     209,455     251,346        293,237
    600,000          137,223      182,964     228,705     274,446        320,187
    650,000          148,773      198,384     247,955     297,546        347,187
    700,000          160,323      213,764     267,205     320,646        374,087
    750,000          171,873      229,164     286,455     343,746        401,037
    800,000          183,423      244,564     305,705     366,846        427,987
    850,000          194,973      259,964     324,955     389,946        454,937
    900,000          206,523      275,364     344,205     413,046        481,887
    950,000          218,073      290,764     363,455     436,146        508,837
  1,000,000          229,623      306,164     383,705     459,246        535,787
  1,050,000          241,173      321,564     401,955     482,346        562,737
  1,100,000          252,723      336,964     421,205     505,446        589,687
  1,150,000          264,273      352,364     440,455     528,546        616,637
  1,200,000          275,823      367,764     459,705     551,646        643,587
  1,250,000          287,373      383,164     478,955     574,746        670,537
  1,300,000          298,923      398,564     498,205     597,846        697,487
  1,350,000          310,473      413,964     517,455     620,946        724,437
  1,400,000          322,023      429,364     536,705     644,046        751,387
  1,450,000          333,573      444,764     555,955     667,146        778,337
- --------------------------------------------------------------------------------



_________________________________
10 Proxy and  Frontier Corporation

  Mr. Bittner, Mr. Gregory, Mr. Massaro, and Mr. Purcell each have executive contracts which may pay a benefit in the event of a "Change in Control" of the Company. These contracts are explained in detail on pages 11 and 12 of this Proxy Statement. Each of them also participates in the Company's Pension Plan. Under SMPP, their service factor would include, subject to certain limitations, the amount of service for which payment is made to them under their executive contract.

  The SMPP also provides that in the event of a Change in Control of the Company, the Board may not terminate a participant's benefit and the Employees' Benefit Committee may not change prior decisions regarding a participant's service factor.

  Effective January 1, 1994, the Company established a Supplemental Executive Retirement Plan (SERP) which covers all the officers named in the preceding tables plus two additional executive officers. The Plan has an accrual and vesting schedule based on years of service and age. A maximum benefit of 60% of final compensation will be paid to an executive retiring at age 50 or older with 30 or more years of service. Payments made under the Company's Management Pension Plan and the Supplemental Management Pension Plan are included in determining the ultimate benefit payable under the SERP. However, in order to qualify for the SERP benefit a covered executive must be at least 50 years of age. Executive officers who are not at least 50 years old when they retire would only receive the retirement benefits set forth in the above Pension Plan Table and would receive no SERP benefit.

  For the purposes of these Plans, annual compensation is the same as that given in the Salary and Bonus columns of the Summary Compensation Table for the named executive officers. The number of years of employment of such individuals for the purposes of these Plans currently are as follows: Mr. Bittner-32; Mr. Carr-26; Mr. Gregory-16; Mr. Massaro-26; and Mr. Purcell-30. Additionally, the Company has agreed to bridge Mr. Gregory's prior service with other telecommunications companies provided he remains employed by Frontier Corporation until January 1, 1997. Effective that date, the Company will credit Mr. Gregory his additional six years and six months experience in the telecommunications industry.

  Neither Mr. Massaro nor Mr. Gregory has yet reached the age of 50 years. Assuming they retired as of the current date, each would receive only a reduced pension based upon the amount reflected in the Pension Plan Table and neither would receive any additional benefit under the SERP. Mr. Bittner and Mr. Purcell have each reached the age of 50 years and have accrued at least 30 years of service credit. If they retired as of the current date, each would receive a full pension based on the amount reflected in the Pension Plan Table. In addition, assuming annual compensation at the level each received as of February 28, 1995, under the SERP Mr. Bittner would receive his full pension plus an estimated SERP benefit of $75,041; and Mr. Purcell would receive his full pension plus an estimated SERP benefit of $40,511. Although Mr. Carr has reached the age of 50 years, his 26 years of service credit entitles him to only a reduced pension rather than a full pension. Assuming annual compensation at his February 28, 1995 level, if Mr. Carr were to retire, he would receive a reduced pension plus an annual SERP benefit of $56,651.

________________________________________________________________________________
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

The members of the Committee on Management at the end of the last completed fiscal year were Ms. Barron, Mr. McCorkindale and Mr. Gill (Chair). None of these persons were, during 1994 or previously, an officer or employee of the Company or any of its subsidiaries.

  The full Board of Directors accepted the recommendation of the Committee on Management concerning Mr. Bittner's compensation. Mr. Hasselwander is a former officer of the Company and, during 1994, he participated in those deliberations of the registrant's Board of Directors in which the Board accepted the Committee on Management's recommendations concerning executive officer compensation. Mr. Hasselwander is not a member of the Committee on Management. No executive officer of the Company has, during 1994 or previously, served as a Director or member of the Compensation Committee of any other entity that has an executive officer who serves or has served either as a member of the Committee on Management or as a member of the Board of Directors of Frontier Corporation.

EMPLOYMENT CONTRACTS

The Company has entered into agreements, for an indefinite term, with Mr. Bittner, Mr. Gregory, Mr. Massaro and Mr. Purcell. Each agreement provides that, in the event of a change in control (as defined in the agreement) which is followed within three (3) years by termination of employment under circumstances other than one of

                                       _______________________________________
                                       Proxy Statement  Frontier Corporation 11
the following: (i) death, (ii) retirement, (iii) disability, (iv) termination by the Company for Cause (as defined in the agreement), or (v) Voluntary Termination (as defined in the agreement), the employee will be entitled to (a) continuation for three years of certain health and life insurance benefits, and
(b) a cash severance payment equal to three (3) times the aggregate annual salary and bonus as determined under the agreement. Additionally, in the event any of these amounts are determined to trigger an Excise Tax (as defined in the agreement), the employee may also be entitled to a Gross-Up Payment (as defined in the agreement). The employee is also entitled to the above benefits if after a change in control the employee terminates his employment for Good Reason (as defined in the agreement) or during a "window period" (also as defined in the agreement). Mr. Bittner, Mr. Gregory, Mr. Massaro, and Mr. Purcell would each receive their individual severance payments in a lump sum.

________________________________________________________________________________
Interest of Certain Persons in Matters
to be Acted Upon

As disclosed at Proposal 3, Management Stock Incentive Plan, at pages 13 and 14, the executive officers of the Company would be entitled to participate in the Plan. Likewise, as disclosed at Proposal 4, Directors Stock Incentive Plan, at pages 14 and 15, the nominees for Director would be entitled to participate in that Plan. The benefits each group would receive under these Plans is set forth in the New Plan Benefits Table at page 16 of this Proxy Statement.

________________________________________________________________________________
Indemnification of Certain Persons

As authorized by New York State Law, the Company and its subsidiaries have purchased insurance from the Chubb Group and from the National Union Fire Insurance Company of Pittsburgh, PA, insuring such companies against amounts they may pay as a result of indemnifying their officers and Directors for certain liabilities such officers and Directors might incur. These insurance policies also insure all officers and Directors of the Company and its affiliates for additional liabilities against which such officers and Directors may not be indemnified by the Company and its affiliates. The insurance was renewed on May 7, 1994 for a period of one year. During 1994, the Company paid $483,615 for this insurance and the renewal policy costs will be negotiated in March, 1995.

________________________________________________________________________________
PROPOSAL 2-ELECTION OF INDEPENDENT AUDITORS

The Company's independent auditors are Price Waterhouse LLP. At the Annual Meeting, the shareowners will consider and vote upon a proposal to elect independent auditors for the Company's fiscal year ending December 31, 1995. The Audit Committee of the Board of Directors has recommended that Price Waterhouse LLP be re-elected as independent auditors for that year. No member of the Audit Committee is an officer or employee of the Company. The Board of Directors unanimously recommends that shareowners vote FOR this proposal. Proxies solicited by the Board of Directors will be voted FOR the foregoing proposal unless otherwise indicated. Approval of this proposal will require the affirmative vote of a majority of the votes cast at the Annual Meeting by the holders of the common stock outstanding.

  Representatives of Price Waterhouse LLP will be present at the Annual Meeting to make a statement, if they wish, and to respond to appropriate questions from shareowners.

MANAGEMENT RECOMMENDS A VOTE "FOR" THE ELECTION OF PRICE WATERHOUSE LLP AS THE COMPANY'S INDEPENDENT AUDITORS, DESIGNATED AS PROPOSAL 2 ON YOUR PROXY CARD. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED IN THE ABSENCE OF THE DIRECTION THEREON TO THE CONTRARY.

________________________________________________________________________________
Proposals to Modify Employee and Director Compensation Plans

The Company is requesting shareowner approval of amendments and modifications to existing employee and Director compensation plans. In general the modifications are designed to increase the participants' ownership of Company common stock. These proposals are included on pages 13 through 15 of this Proxy Statement as Proposals 3 and 4. Specifically, in the case of Proposal 3, shareowner approval is requested to increase the group of employees eligible to receive stock compensation and to institute a restricted stock plan. In the case of Proposal 4, shareowner approval is requested to expand the group of persons eligible to receive Directors stock options to include non-employee Directors of subsidiaries of Frontier Corporation and to implement a stock grant plan. A brief summary of the intent of each proposal is presented after the title of the proposal. As required by the regulations of the Securities and Exchange Commission, also included is a summary of the material provisions of each Plan.

________________________________________
12 Proxy Statement  Frontier Corporation

   Copies of each of these Plans and any amendments to them will be available at the meeting. They also will be sent to any shareowner upon written or oral request. Shareowners should direct such requests to the Corporate Secretary at the Company's office at Frontier Center, 180 South Clinton Avenue, Rochester, New York 14646. Alternatively, shareowners may request this material by calling the Shareowner Line, 1-800-836-0342.

________________________________________________________________________________
PROPOSAL 3-MANAGEMENT STOCK INCENTIVE PLAN

SUMMARY OF PROPOSED ACTION

As discussed in the Report of the Committee on Management at page 7 of this Proxy Statement, the Committee has adopted the Management Stock Incentive Plan (the "Plan"), subject to shareowners' approval, to enhance, restate and rename the Restated Executive Stock Option Plan. The purpose of the proposed action is to expand the group of key employees eligible to participate and add restricted stock as a component of compensation. This action will require the affirmative vote of a majority of the outstanding shares eligible to vote on this proposal.

SUMMARY OF PLAN PROVISIONS

The Company's Executive Stock Option Plan was originally adopted by the Board of Directors on November 20, 1989 and approved by shareowners on April 25, 1990. A restatement was approved by shareowners on April 27, 1994. The Restated Executive Stock Option Plan currently covers approximately 65 employees who may be granted either incentive stock options ("ISOs") or non-qualified stock options ("NQSOs") or a combination of the two. Options with respect to 695,871 shares of common stock were outstanding, as of February 28, 1995, to 54 employees.

  Plan Administration; Eligibility. A Committee of the Board of Directors (the "Committee") has discretion to select, from among the persons eligible for awards, the key employees to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms of each award, subject to the provisions of the restated and renamed Plan. Persons eligible to participate in the Plan generally will be those employees, as selected from time to time by the Committee, who are responsible for or who contribute to the management, growth, or profitability of the Company. This expanded group currently numbers approximately 215 managers and executives across the Company.

  Stock Options. The Plan permits the granting of both ISOs and NQSOs. The exercise price under each option is not less than the fair market value of the common stock at the time the option is granted. Options by their terms are not transferable by the participant other than by will or the laws of descent and distribution, by gift to family members or by the terms of a domestic relations order. Options become exercisable with respect to 33 1/3% of the shares subject to the option on the first anniversary of the date of the grant and with respect to an additional 33 1/3% of such shares on the second and third anniversaries of such grant. Options expire automatically if not exercised within ten (10) years following the date of grant. The maximum value of common stock under which an ISO granted under this Plan or any other Company plan which first becomes exercisable in any calendar year cannot exceed $100,000.00.

  Restricted Stock. Following shareowners' approval of the restated and renamed Plan, the Committee may also award shares of common stock subject to such conditions and restrictions as it may determine ("Restricted Stock"). These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with the Company through a specified restricted period. For grants not related to performance, the vesting period will be a minimum of three years duration.

  For participants whose pay is subject to the $1 million cap under Section 162(m) of the Internal Revenue Code, the Committee may select one or more of the following performance targets:

 . Total shareowner return
 . Earnings per share growth
 . Cash flow return
 . Return on equity

 Shares Available. The aggregate number of shares of the Company's common stock available for award under this Plan during any calendar year will not exceed one percent of the number of issued shares, including treasury shares, of the Company's common stock. During the life of the Plan, a maximum of 5,000,000 shares may be issued in conjunction with ISOs. At any point during the life of the Plan, the aggregate number of shares which may be issued as restricted stock will not exceed three percent of the number of issued shares, including treasury shares, of the Company's common stock.

  The maximum individual annual grant levels for restricted stock and stock options will not exceed 100,000 and 500,000 shares respectively.

  If an award expires, terminates or is cancelled without being exercised, under certain circumstances, new awards may thereafter be granted incorporating such shares. No award will be granted more than 10 years after the Plan is approved by shareowners.

  Change in Control. In the event of a change in control of the Company, all of a participant's restricted stock awards shall become immediately vested to the same extent as if all restrictions had been satisfied and all options shall become immediately exercisable, unless directed otherwise by resolution of the Board adopted prior to and specifically relating to the occurrence of such change in control. Each participant also has the right, exercised by written notice to the Company

                                         _______________________________________
                                         Proxy Statement Frontier Corporation 13
within sixty (60) days after the change in control, to receive, in exchange for the surrender of an option or any portion thereof to the extent the option is then exercisable, an amount of cash equal to the difference between the fair market value (as determined by the Board) on the date of surrender of the Common Stock covered by the option or portion thereof which is so surrendered and the option price of such Common Stock under the option.

TAX CONSEQUENCES

The Company has been advised by counsel that under present law the following are the Federal income tax consequences generally arising with respect to awards granted under the Plan.

  Stock Options. The grant of an option will create no tax consequences for an optionee or the Company. The optionee will have no taxable income upon exercising an ISO (except that the alternative minimum tax may apply), and the Company will receive no deduction when an ISO is exercised. Upon exercising an NQSO, the optionee must recognize ordinary income equal to the difference between the exercise price and the fair market value of the stock on the date of exercise. The Company will be entitled to a deduction for the same amount. The treatment of an optionee's disposition of shares acquired through the exercise of an option depends on how long the shares have been held and on whether such shares were acquired by exercising an ISO or by exercising an NQSO. Generally there will be no tax consequences to the Company in connection with the disposition of shares acquired under an option except that the Company may be entitled to a deduction in the case of the disposition of shares acquired under an ISO before the applicable holding periods have been satisfied.

  Restricted Stock. A recipient of Restricted Stock generally will be subject to tax at ordinary income rates on the fair market value of the stock at the time that the stock is no longer subject to forfeiture. However, a recipient who so elects under Section 83(b) of the Internal Revenue Code, within 30 days of the date of issuance of the Restricted Stock, will realize ordinary income on the date of issuance equal to the fair market value of the shares of Restricted Stock at that time (measured as if the shares were unrestricted and could be sold immediately). If the shares subject to such election are forfeited, the recipient will not be entitled to any deduction, refund or loss with respect to the taxes paid on the forfeited shares. The Company will receive a tax deduction equal to the amount includable as ordinary income to the recipient.

MANAGEMENT RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE MANAGEMENT STOCK INCENTIVE PLAN, DESIGNATED AS PROPOSAL 3 ON YOUR PROXY CARD. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED IN THE ABSENCE OF THE DIRECTION THEREON TO THE CONTRARY.

________________________________________________________________________________
PROPOSAL 4-DIRECTORS STOCK
INCENTIVE PLAN

SUMMARY OF PROPOSED ACTION

Increased common share ownership in the Company by non-employee Directors of the Company's subsidiaries will more closely align their interests to those of our general shareowner population. Based on management's recommendation, the Company's Board of Directors has recommended a modification to the Directors Stock Option Plan to permit expansion of the group of eligible participants to include non-employee Directors of the Company's subsidiaries and to authorize the award of stock grants to Directors of the Company (but not Directors of its subsidiaries). Currently eight persons are non-employee Directors of Frontier Corporation and five persons are non-employee Directors of Frontier Corporation subsidiaries. To reflect the expanded scope of the Plan, it will be renamed as the Frontier Corporation Directors Stock Incentive Plan. This action requires the affirmative vote of a majority of the outstanding shares eligible to vote on this proposal.

SUMMARY OF PLAN PROVISIONS

The Directors Stock Option Plan was adopted by the Board of Directors on November 20, 1989, approved by shareowners on April 25, 1990, and amended by shareowners on April 27, 1994. The Plan currently authorizes 1,000,000 shares to be available for grants. This authorization is sufficient to support the proposed new actions. The Plan provides for the automatic annual grant to Directors of Frontier Corporation of non-qualified options to purchase 4,000 shares of the Company's common stock. Grants are made each year on the date of the Annual Meeting electing Directors to the Board. Board members who begin service on the Board on a date other than the date of the Annual Meeting are granted an option to purchase a pro rata portion of 4,000 shares. All eight current non-employee Frontier Corporation Directors currently participate in this Plan. The following is a summary of the material provisions of the amended, restated and renamed Frontier Corporation Directors Stock Incentive Plan (the "Plan").

  Each option granted under the Plan is evidenced by an option agreement between the individual Director and the Company. At the date each year that Directors are elected to the Board, each Director so elected (whether newly elected or continuing as a carryover Director) will receive an option to purchase a fixed number of shares of the Company's common stock. The exercise price under each option equals the fair market value of the common stock at the time the option is granted. Options are not transferable by the participant other than by will or the laws of descent and distribution. New options granted under the Plan may become exercisable with respect to one-third of the option shares on the first anniversary of the date of grant and with respect to an additional one-third of such shares on the second and third anniversaries of the grant.
________________________________________
14 Proxy Statement  Frontier Corporation

  Notwithstanding any of the provisions of the Plan, in the event of a change in control of the Company, all of a participant's options are immediately vested and exercisable, unless directed otherwise by resolution of the Board adopted prior to and specifically relating to the change in control. In the event of a change in control, each holder of an exercisable option shall also have the right at any time thereafter during the term of such option to exercise the option in full, notwithstanding any limitation or restriction in any option agreement or in the Plan. Each participant shall also have the right, exercised by written notice to the Company within sixty (60) days after the change in control, to receive, in exchange for the surrender of the option or any portion thereof to the extent the option is then exercisable, an amount of cash. This amount of cash will be equal to the difference between the fair market value (as determined by the Board) on the date of surrender of the common stock covered by the option or portion thereof which is so surrendered and the option price of such common stock under the option.

PLAN MODIFICATIONS

Eligibility. On January 1, 1995, five non-employee Directors began service on the Board of Frontier Corporation's subsidiary, Rochester Telephone Corp. The Frontier Corporation Board of Directors believes that it is advisable to encourage the Directors of Frontier Corporation subsidiaries to own Frontier Corporation common stock in order to more closely align their interests to the interests of the shareowners of Frontier Corporation. Shareowner approval is necessary to expand Plan participation to include the non-employee Directors of Rochester Telephone Corp. Approval of this plan modification would provide that the non-employee Directors of Rochester Telephone Corp. would receive, annually, a non-qualified option to purchase 3,000 shares of Frontier Corporation common stock. The terms of the option would be the same as discussed above for the current Plan participants.

  Stock Grants. The Board of Directors of Frontier Corporation believes it would further the purpose of aligning the interests of non-employee Directors of the Company and its shareowners if their non-employee Directors were granted shares of Frontier common stock along with stock options. Accordingly, the restated Plan provides that the first time a Director begins service on the Board, he or she will be awarded 1,000 shares of Frontier Corporation common stock. All other Directors will receive, on the date each year that Directors are elected to the Company's Board (whether newly elected or continuing as a carryover Director), a stock grant of 500 shares of the Company's common stock. A non-employee Director who is a first-time Director and who begins service on a date other than the date of the Annual Meeting will receive 1,000 shares plus a pro rata portion of the 500 shares he or she would have been entitled to receive for a full year's service. All shares obtained pursuant to stock grants will be fully and immediately vested. However, a Director may not sell, gift or otherwise transfer the 1,000 share initial grant while serving on the Company's Board unless the Board agrees to lift the transfer restriction. Directors of subsidiaries are not eligible to receive stock grants. No awards will be granted more than 10 years after the Plan is approved by shareowners.

TAX CONSEQUENCES

The Company has been advised by counsel that under present law the following are the Federal income tax consequences generally arising with respect to awards granted under the Plan. The grant of an option will create no tax consequences for the optionee or the Company. Upon exercising a non-qualified stock option ("NQSO"), the optionee must recognize ordinary income equal to the difference between the exercise price and the fair market value of the stock on the date of exercise. The Company will be entitled to a deduction for the same amount. The treatment of an optionee's disposition of the shares acquired through exercise of an NQSO depends on how long the shares have been held. Generally, there will be no tax consequences to the Company in connection with the disposition of the shares acquired through exercise on an NQSO.

  A recipient of a stock grant will be subject to tax at ordinary income rates on the fair market value of the stock at the time of the grant, provided that a Director who has elected to defer receipt of directors fees shall recognize income in accordance with the deferral election. The Company will be entitled to take a tax deduction equal to the amount includable in the Director's income.

MANAGEMENT RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE DIRECTORS STOCK INCENTIVE PLAN, DESIGNATED AS PROPOSAL 4 ON YOUR PROXY CARD. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED IN THE ABSENCE OF THE DIRECTION THEREON TO THE CONTRARY.

  As required by regulations of the Securities and Exchange Commission, the following table shows the benefits under each of the Plans described in Proposals 3 and 4. The table indicates the Plan benefits which may be received by or allocated for the named executive officers, the executive officers as a group, Directors who are not executive officers, and Company employees who are not executive officers. The benefits are expressed in either dollar values or number of units. The Directors, nominees and executive officers will benefit from approval of the Plans in which they participate.


                                       ________________________________________
                                       Proxy Statement  Frontier Corporation 15


NEW PLAN BENEFITS
- --------------------------------------------------------------------------------

                                        Management           Directors
                                   Stock Incentive     Stock Incentive
                                         Plan/(1)/           Plan/(2)/
- --------------------------------------------------------------------------------
Name and Position                              (#)                 (#)
- --------------------------------------------------------------------------------

R. L. Bittner                             102,000                 N/A
Chairman, President and CEO

J. T. Carr                                 26,400                 N/A
President and CEO, Rochester
Telephone Corp. and President,
Frontier Telephone Group

D. M. Gregory                              26,400                 N/A
President, Frontier
Communications Group

L. L. Massaro                              26,400                 N/A
Corporate Vice President-
Finance

J. K. Purcell                              11,000                 N/A
Corporate Vice President

Executive Group                           240,200                 N/A

Non-Executive                                 N/A              52,000
Director Group

Non-Executive Officer                     180,600                 N/A
Employee Group

- --------------------------------------------------------------------------------

(1) All amounts are for stock options granted in 1995 to the persons currently eligible for options under the Executive Stock Option Plan. The number of stock options which would be granted to the expanded group of eligible employees and/or the restricted stock shares, if any, which may be awarded, is undeterminable at this time as any such grants are at the discretion of the Committee on Management.

(2) All amounts are 1995 projections. This Plan is available only to Directors who are not employees of the Company or any of its affiliates.


________________________________________________________________________________
OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors does not intend to present any matter for action at the Annual Meeting other than those set forth in the Notice of Annual Meeting. If any other matters properly come before the meeting, it is intended that the holders of the proxies will act in accordance with their best judgment.

________________________________________________________________________________
FUTURE PROPOSALS OF SHAREOWNERS

In order to be eligible for inclusion in the proxy materials for the Company's 1996 Annual Meeting of Shareowners, any shareowner proposal to take action at such meeting must be received at the Company's principal executive offices by November 22, 1995. Any such proposal should be addressed to 180 South Clinton Avenue, Rochester, New York 14646, Attention: Josephine S. Trubek, Corporate Secretary. In addition, the Company's By-Laws establish an advance notice procedure with regard to certain matters, including shareowner proposals not included in the Company's proxy statement, to be brought before an annual meeting of shareowners.

  In general, in order to bring a matter before the meeting, notice must be received by the Corporate Secretary of the Company not less than 60 days nor more than 90 days prior to the anniversary of the immediately preceding annual meeting and must contain specified information concerning the matters to be brought before such meeting and concerning the shareowner proposing such matters. If the date of the annual meeting is more than 30 days earlier or more than 60 days later than the anniversary date, notice must be received not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which the public announcement of the date of such meeting is first made. If a shareowner who has notified the Company of his or her intention to present a proposal at an annual meeting does not appear or send a qualified representative to present that proposal at the meeting, the Company need not present the proposal for a vote at the meeting.

March 13, 1995





_______________________________________
16 Proxy Statement Frontier Corporation